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TOTAL S.A.
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Total Acquires Interests in Two Offshore Blocks in Malaysia
Paris, May 22, 2008 — Total announces today that its wholly-owned subsidiary Total E&P Malaysia has signed a production sharing contract with national oil company Petronas.
The contract covers Blocks PM303 and PM324, located around 100 kilometres offshore Peninsular Malaysia in 50 to 80 metres of water depth.
Total E&P Malaysia will hold a 70% interest in and operate each block, alongside partner Petronas Carigali. The work commitments during the exploration period encompass seismic data acquisition and high-pressure/high-temperature exploration drilling, an area in which Total enjoys recognized expertise.
The acquisition reflects Total’s commitment to expanding its relations with Petronas and broadening its presence in Southeast Asia.
Total in the Asia-Far East Region
Total has been present in Malaysia since 2001, when it farmed into Block SKF offshore Sarawak with a 42.5% interest. Its partners are Hess (operator, 42.5%) and Petronas Carigali (15%). Seismic was shot on this block in 2007.
Total’s production in the Asia-Far East region, which stood at 252,000 barrels of oil equivalent per day in 2007, or 11% of the Group’s total output, is mostly located in Indonesia.
Recent years have seen the acquisition of interests in a number of exploration licenses in Australia, Indonesia, Bangladesh and in Vietnam, as well as a 24% stake in Australia’s Ichthys LNG project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com